[Basic Energy Services, Inc. Letterhead]
December 9, 2008
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:	Basic Energy Services, Inc. Form 10-K for the fiscal year ended December 31, 2007, as amended Filed March 7, 2008 File No. 1-32693
Dear Mr. Schwall:
     We are responding to your comment letter to Basic Energy Services, Inc. (the “Company”) dated November 25, 2008, relating to the Form 10-K for the fiscal year ended December 31, 2007, as amended (the “2007 Form 10-K”) with respect to each of the items listed below:
Amendment 1 to Form 10-K for the year ended December 31, 2007, as filed April 29, 2008
General
1.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response: We confirm that the Company will comply with the following comments in future filings on Form 10-K.
Compensation Discussion & Analysis, page 5
2.	We reissue prior comment 3. Notwithstanding your response, the disclosure suggests that targets were used for 2007. For example, your disclosure refers to “target-level performances” and indicates that “cash bonus awards to our named executive officers for

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 9, 2008

2006 and 2007 were paid as non-equity incentive plan compensation based upon the achievement of corporate performance objectives.” (Emphasis supplied).

Response. The nature of the Company’s business changed materially in the first half of 2007 due to the JetStar and Sledge acquisitions. The Company’s drilling and pressure pumping services were significantly expanded by these acquisitions. Accordingly, pre-acquisition budgets and historical metrics for evaluating executive compensation were no longer useful or directly comparable.

The “targets” used by the Compensation Committee in evaluating executive compensation for 2007 were subjective targets, in large part comparing the relative performance of the Company in 2007 to 2006. Certain target compensation levels were set for cash bonus and equity compensation awards to executives relative to such executive’s base pay, but these targets are fully disclosed in the 2007 Form 10-K. The Compensation Committee did not utilize specific “targets” as fixed, determinative measures for other financial metrics, such as EBITDA, accident record and return on equity, when determining cash bonuses and equity compensation awards.

The Company will revise its disclosure regarding 2007 executive compensation in future filings with the Commission to clarify that specific performance targets were not used in 2007. Under the heading “Mix and Allocation of Compensation Components” on page 6 of the 2007 Form 10-K, the Company will replace in future Form 10-K or proxy disclosure the phrase “target-level performances” with “individual performances” and will replace the phrase “2007 target performance” with “2007 performance.” On page 7 of the 2007 Form 10-K, the Company will clarify in future Form 10-K or proxy disclosure that the metrics listed in the bulleted list for 2007 were utilized, but only generally without employing specific quantitative targets or thresholds. In the final paragraph on page 7 of the 2007 Form 10-K, the Company will clarify in future Form 10-K or proxy disclosure that the “target levels” referenced are actually “target compensation levels.”

To the extent the Compensation Committee uses specific, quantifiable performance targets for 2008, the Company will include such targets in its Annual Report on Form 10-K or incorporated CD&A proxy disclosures for 2008.

3.	If targets were not material to 2007 executive compensation, revise the disclosure to make this clear. Also revise to clarify what prompted the change from the use of quantitative factors to a more qualitative process.

Response. As discussed in the Company’s response to Comment No. 2, specific performance targets were not a material element of the Company’s executive compensation policies or decisions. The Company believes that the material factors used by the Compensation Committee for determining 2007 executive compensation are disclosed in the 2007 Form 10-K. The Company will revise its disclosure regarding 2007

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 9, 2008

executive compensation in future filings with the Commission to clarify that specific performance targets were not used in 2007

As discussed in the Company’s response to Comment No. 2, certain factors in 2007, including the acquisitions of JetStar and Sledge, caused the Company’s initial budget and historical metrics for evaluating executive compensation to no longer be useful or directly comparable. The Company will disclose the foregoing reason as requested in connection with its future filings with the Commission containing its CD&A disclosure for 2008.

The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
December 9, 2008

     If you have any additional questions regarding the foregoing responses please contact me at (432) 620-5516 or David C. Buck, Andrews Kurth LLP, at (713) 220-4301.

Sincerely,
/s/ Alan Krenek

Alan Krenek
Senior Vice President, Chief Financial Officer & Treasurer

cc: David C. Buck, Esq., Andrews Kurth LLP